UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025 (Report No. 2)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On February 18, 2025, SciSparc Ltd. (the “Company”) issued a press release titled “SciSparc Secures Favorable Settlement in Lawsuit It Filed, Receiving Cash Compensation and a Full Release from All Commitments, Royalties, and Allegations Asserted Against It on Claimed Core Technology.” A copy of this press release is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269839, 333-266047, 333-233417, 333-248670, 333-255408 and 333-275305) and on Form S-8 (File Nos. 333-225773 and 333-278437) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by SciSparc Ltd. titled “SciSparc Secures Favorable Settlement in Lawsuit It Filed, Receiving Cash Compensation and a Full Release from All Commitments, Royalties, and Allegations Asserted Against It on Claimed Core Technology.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: February 18, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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